Exhibit 14.1

CODE OF BUSINESS CONDUCT AND ETHICS

Conducting the business affairs of RetailMeNot, Inc. (the “Company”) in accordance with the highest ethical standards and in compliance with legal requirements aligns directly with our goals of being value-driven and transparent. A reputation for being value-driven, transparent and honest builds the bond between employees, officers, members of the Board of Directors of the Company (the “Board”), stockholders, vendors, consultants and all business partners to satisfy the demands of our retailers and consumers. The integrity of RetailMeNot, Inc. provides a foundation for this mission.

This Code of Business Conduct and Ethics (the “Code”) applies to all Company employees, officers, consultants and members of the Board of Directors.

The Code is subject to all applicable law.

Nothing in this Code is intended to require any action contrary to law. If the Code conflicts with any law, you must comply with the law. Nothing in the Code is intended or will be considered (i) to amend the charter or bylaws of the Company, (ii) to change the legal duties imposed under state, federal and other applicable statutes, rules and regulations, (iii) to expand liabilities beyond applicable law, (iv) to create or imply an employment contract or term of employment or (v) to affect any rights available under state and other applicable law or the Company’s charter or bylaws.

The Code may be amended, modified or waived from time to time.

This Code may be amended, modified or waived by the Nominating & Corporate Governance Committee of the Board. Any amendments or modifications of the Code, or waivers of any provision of the Code for officers and directors, will be promptly disclosed in accordance with applicable securities laws and the applicable rules of the Nasdaq Stock Market. This disclosure requirement applies to any de facto waiver where an officer or director violates the Code but is not subjected to any internal sanctions.

You should consult the appropriate persons if you have any questions about the Code.

You are encouraged to talk to supervisors, managers or other appropriate personnel when contemplating the best course of action in a particular situation. Working the issues through these channels will help develop a culture of active deliberations regarding ethical matters. If a supervisor or manager does not provide a satisfactory response to any questions raised, you should seek guidance from the Legal Department in applying this Code to a particular fact case. In the event the issue rises to the level of a corporate governance ethical or legal concern, the Company maintains a Compliance Hotline under the independent control of the Audit Committee of the Board of Directors to enable anonymous submission of violations of the Code. The detailed procedures are set forth elsewhere in this policy.

You must comply with the policies and procedures of the Company, but if a policy or procedure conflicts with the

Code, you should follow the Code.

This Code provides general guidelines and is intended to promote (i) honest and ethical conduct, including the ethical handling or actual or apparent conflicts of interest between personal and professional relationships; (ii) full, fair, accurate, timely and understandable disclosure in reports and documents that the Company files with, or submits to, the Securities and Exchange Commission and in other public communications; (iii) compliance with applicable laws, rules and regulations; (iv) prompt internal reporting of violations of the Code to appropriate persons identified in the Code; and (v) accountability for adherence to the Code. The Code is intended to complement, but not replace, the policies and procedures of the Company. If any policy or procedure of the Company conflicts with the Code, you must comply with the Code.

You will be subject to disciplinary action if you violate this Code.

Violators of this Code will be subject to disciplinary action.

1. Conflicts of Interest

Conflicts of interest must be avoided without prior approval of the Company’s Chief Financial Officer or Legal Department. A “conflict of interest” exists when an individual’s private interest interferes in any way – or even appears to interfere – with the interests of the Company. A conflict situation can arise when an individual takes actions or has interests that may make it difficult to perform his or her Company work objectively and effectively. Conflicts of interest also arise when an individual, or a member of his or her family, receives improper personal benefits as a result of the individual’s position in the Company, whether received from the Company or a third party.

All employees, officers, directors and consultants must disclose any conflicts of interest, including any material transaction or relationship involving a potential conflict of interest. Any employee, officer, director or consultant who becomes aware of a conflict of interest or a potential conflict should bring it to the attention of a supervisor, manager or member of the Legal Department.

No employee or officer may work, including as a consultant or a board member, simultaneously for the Company and any competitor, retailer, vendor or business partner without the prior written approval of the Company’s Chief Financial Officer or Legal Department. Officers and employees are encouraged to avoid any direct or indirect business connections with the Company’s competitors, retailers, vendors or business partners, except on behalf of the Company.

Executive officers and their family members are prohibited from accepting any personal loans from the Company or allowing the

Company to guarantee any of their personal obligations, except as may be permitted under federal law.

2. Corporate Opportunities

Employees, officers and directors owe a duty to the Company to advance its legitimate interests when the opportunity to do so arises. Employees, officers and directors are prohibited from (i) taking for themselves personally opportunities that properly belong to the Company or are discovered through the use of corporate property, information or position; (ii) using corporate property, information or position for improper personal gain; and (iii) competing with the Company.

3. Confidentiality, Proprietary Information and Intellectual Property

Employees, officers and directors of the Company must maintain the confidentiality of information entrusted to them by the Company or its retailers, except when disclosure is authorized by the Company or is legally mandated. Employees, officers and directors should, whenever feasible, consult with the Legal Department if they believe they have a legal obligation to disclose confidential information. Confidential information includes all non-public information that might be of use to competitors, or harmful to the Company or its retailers, if disclosed.

If you are employed by the Company, you completed a “Proprietary Information and Inventions Agreement” or employment agreement (or a similar document) setting forth, among other obligations, your treatment of confidential information and intellectual property. You are expected to adhere strictly to the provisions of this signed agreement between the Company and you. Please re-read it from time-to-time to familiarize yourself with the terms of such agreement and consult with your supervisor, manager or Legal Department if you have any questions.

4. Fair Dealing

All employees, officers and directors are required to conduct themselves honestly and ethically when carrying out the Company’s business, and to endeavor to deal fairly with the Company’s retailers, vendors, competitors and employees. Employees, officers and directors are prohibited from taking unfair advantage of such persons through manipulation, concealment, abuse of privileged information, misrepresentation of material facts or any other unfair-dealing practices.

Employees, officers and directors are prohibited from taking any action to improperly influence, coerce, manipulate or mislead the Company’s internal or outside auditors or to prevent such persons from performing a diligent audit of the Company’s financial statements.

5. Protection and Proper Use of Company Assets

Employees, officers and directors are expected to protect the Company’s assets and ensure their efficient use, and are prohibited from engaging in theft, carelessness or waste. All Company assets should be used for legitimate business purposes, but incidental personal use may be permitted if ancillary to a business purpose and reimbursed in accordance with Company policy. Employees, officers and directors may not make any improper use of Company property such as Company funds, software, e-mail systems, voice mail systems, computer networks, Company vehicles, rental cars rented on behalf of the Company and facilities for personal benefit or profit.

6. Compliance with Company Policies, Laws, Rules and Regulations

All employees, officers and directors are required to comply with Company policies, the laws, rules and regulations of the U.S. and other countries, and the states, counties, cities and other jurisdictions, in which the Company conducts its business or the laws, rules and regulations of which are applicable to the Company, including, without limitation, all prohibitions on “insider trading” and trading while in possession of material non-public information applicable to the Company and its employees, officers, directors and consultants. For more information, please see the various Company policies located on the Company Intranet with a particular focus on the Employee Policy Handbook, Insider Trading Policy and Disclosure Policy.

The Company’s operations are subject to laws and regulations both in the United States and in other countries. Our core values demand that we ensure diligent adherence to the requirements of all applicable laws, rules and regulations. Significant areas of law that could be applicable to the activities of the Company include, but are not limited to (i) privacy and data security/protection laws; (ii) patent and trademarks laws; (iii) anti-trust laws governing free and open competition; (iv) health, safety and environmental laws; (v) federal securities laws; and (vi) import/export controls.

In addition to the areas addressed above, pursuant to the Company’s Anti-Corruption Policy (the “Anti-Corruption Policy”), the Company requires full compliance with all anti-bribery and anti-corruption laws and regulations, foreign and domestic, including but not limited to, the U.S. Foreign Corrupt Practices Act and the U.K. Bribery Act applicable to the Company’s global business. The Anti-Corruption Policy applies to all of the Company’s officers, directors, general managers, employees, members of the Board of Directors, third-party agents, contractors, consultants and stockholders acting on behalf of the Company and its domestic and foreign subsidiaries. The Anti-Corruption Policy requires, among other things, that such persons must (i) not offer, pay, promise to pay, or authorize the payment of any money, or offer, give, promise to give, or authorize the giving of anything of value (e.g. entertainment, travel expense payments or gifts) to a person, company or foreign official to improperly obtain or retain business or to obtain any improper business advantage; (ii) not request, agree to receive or accept improperly a payment or anything of value; and (iii) report actual, potential or suspected violations of the policy immediately to the Company’s General Counsel or Chief Financial Officer.

This Code does not summarize all laws, rules and regulations applicable to the Company and its employees, officers and directors. Please consult the Company’s Legal Department and the various guidelines that the Company prepares from time to time on specific policies, laws, rules and regulations. You are encouraged to direct questions to your supervisor, manager or Legal Department if you become concerned about the violation of law by the Company, its employees, officers, directors or consultants.

7. Full, Fair and Accurate Disclosure in Public Filings and Communications

The Company’s commitment to its stockholders demands that we provide full, fair, accurate, timely and understandable disclosure in the reports, documents and communications filed with the Securities and Exchange Commission and in other public communications. Although certain personnel are more directly involved in the preparation of such reports, documents and communications than others, the Company expects all members of our community to accept this responsibility to our stockholders. Accordingly, all employees, officers, directors and consultants have an ethical responsibility to provide prompt, complete and accurate information in response to inquiries related to preparation of the Company’s public disclosure documents and public communications. In addition and in order to ensure accurate financial reporting to our stockholders, those personnel who participate in the maintenance and preparation of the Company’s books, records and accounts must ensure that the transactions and events recorded therein are done so in an accurate and complete manner in compliance with required accounting principles and Company policies.

8. Compliance Hotline

You have an ethical responsibility to help enforce the Code. You should be alert to possible violations and report them to supervisors, managers or other appropriate personnel. You may consider seeking guidance from the Legal Department in applying the Code to a particular fact case. If you desire to report violations on an anonymous basis, you may contact our third-party provider at +1 (866) 296-4130, via the internet at http://www.openboard.info/SALE/ or via email at SALE@openboard.info. Your submission will be fielded initially by trained consultants who are not employees of the Company and are under the independent control of the Audit Committee of the Board of Directors. Please be forthcoming with the details of your particular situation to enable the Audit Committee to fully investigate the situation.

The Company will not allow retaliation for reports, made in good faith, of actual or suspected violations of this Code or other illegal or unethical conduct. Disciplinary action will be taken against anyone who retaliates directly or indirectly against any employee or officer who reports an actual or suspected violation of the Code.